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
THE BRINSON FUNDS
10f-3 Transactions Summary:  Second Quarter 1999



Fund                       Trade Date       Issuer

U.S. Small Capitalization G  4/30/99    Marimba, Inc.

U.S. Small Capitalization G  4/30/99  Applied Theory Corp.

U.S. Small Capitalization G  6/25/99  Juniper Networks, Inc.
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